John D. Marziotti	Tel. (281) 847-6151
General Counsel and Secretary	Fax. (281) 405-4228
jmarziotti@newfield.com

April 13, 2009

Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. H. Roger Schwall

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-12534

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated March 31, 2009 regarding Newfield Exploration Company’s (“Newfield”) Form 10-K for the fiscal year ended December 31, 2008.  For your convenience, we have included the text of the Staff’s comments from the March 31, 2009 letter in bold text within this response letter.

Definitive Proxy Statement on Schedule 14A filed March 16, 2009

1.
Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Response: We will comply with the following comments in all future filings. Examples of the proposed disclosures that we intend to use are provided in our responses to the comments below.

Incentive Compensation Awards, page 20

2.
We note that your allocation of incentive compensation plan awards among employees was based upon an employee’s impact on your 2008 results (weighted approximately 50%) and overall value to your company including consideration of future expectations (weighted approximately 50%).  Please describe how you determined the amount of incentive compensation awarded to each executive officer, including the material factors you considered in making the awards.  In this regard, we note your disclosure at page 22.

Response:  Current and long-term cash awards to employees under our Incentive Compensation Plan are made at the discretion of the Compensation & Management Development Committee (the “Committee”) of our Board of Directors, taking into account corporate performance as well as more intangible individual contributions to the overall corporate performance.  As described on page 14 of Newfield’s Proxy Statement on Schedule 14A filed with the SEC on March 16, 2009 and related to Newfield’s Annual Meeting of Stockholders on May 7, 2009 (the “Proxy Statement”):

United States Securities and Exchange Commission

April 13, 2009

“Our incentive compensation plan is designed to reward profitability and also to reward individual performance.  Individual awards are granted based upon an executive’s impact during the year and his or her overall value to our company.  In determining overall value, we take into account long-term performance, leadership, mentoring skills and other intangible qualities that contribute to corporate and individual success.”

The managers of our operating and service units (most of whom are executive officers) are primarily responsible for evaluating and making recommendations regarding annual incentive compensation with respect to those employees assigned to their respective units.  These recommendations are reviewed by an executive team consisting of our chief executive officer and several other senior executive officers.  After preparing his own evaluation of each unit manager and the other executive officers, our chief executive officer makes compensation recommendations to the Committee with respect to the other executive officers.  In developing his recommendations for each executive officer, our chief executive officer considers the self-evaluation prepared by the executive officer, the recommendations of our executive team to the extent applicable, input from Hewitt Associates LLC (the Committee’s compensation consultant) and his own evaluation.  Our chief executive officer’s evaluation includes an assessment of the impact that the executive officer has had on our company during the award year and the executive officer’s overall value to the company as a senior leader.  The assessment covers leadership and management capability, potential for future advancement and contributions to the long-term success of our company.  The first five paragraphs on page 15 of our Proxy Statement describe in detail this process and the materials reviewed by the Committee as it determined incentive compensation for our executive officers.

Page 21 and 22 of our Proxy Statement provide disclosure of the specific factors considered by the Committee when setting the incentive compensation awards for each of our named executive officers.  The bottom of page 21 includes a bullet-point list of performance achievements during 2008 considered by the Committee during its incentive compensation decisions, highlighting specific contributions or factors relevant to the individual named executive officers.  The paragraph at the top of page 22 includes a comparison of the incentive compensation awards made to the individual named executive officers and, where relevant, describes the reasons for differences in award amounts from year to year and between the named executive officers.  With respect to the incentive compensation award for Mr. Trice, the second paragraph on page 22 of the Proxy Statement describes that the Committee also considered the many achievements during Mr. Trice’s 9-year tenure since Mr. Trice is retiring as our Chief Executive Officer in May 2009 and includes a tabular presentation of those achievements considered by the Committee.

Newfield believes that the disclosure contained in the Compensation Discussion and Analysis section of the Proxy Statement meets the requirements of Item 402(b) of Regulation S-K.

United States Securities and Exchange Commission

April 13, 2009

Deferred Compensation Plan, page 33

3.	Please provide all of the information required by Item 402(i)(3) regarding your non-qualified deferred compensation, including any measures used for calculating interest or other plan earnings.

Response: Account balances under Newfield’s Deferred Compensation Plan do not accrue interest. As disclosed on page 33 of the Proxy Statement:

“Employee account balances reflect investments, at the direction of each employee, in substantially the same investment alternatives, including (as of November 6, 2008) our common stock, as are available under our 401(k) plan.”

Accordingly, earnings on account balances are based upon the market returns on the investment alternatives selected by the employee participants.  In addition to the above disclosures about investments of account balances, Page 33 of the Proxy Statement also includes disclosure regarding the other material features of the Deferred Compensation Plan, such as (1) the types of compensation permitted to be deferred, (2) the limitations on the extent to which deferral is permitted, and (3) the material terms with respect to payouts, withdrawals and other distributions.  Newfield believes that the disclosure contained on page 33 of the Proxy Statement regarding the Deferred Compensation Plan meets the requirements of Item 402(i)(3) of Regulation S-K.

Non-Employee Director Compensation, page 39

4.	Please disclose the aggregate number of stock awards outstanding at fiscal year end held by each of your directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Response:  Footnote 1 to the Non-Employee Director Compensation table on page 39 of the Proxy Statement discloses that, as of December 31, 2008, there were 18,667 shares of restricted stock outstanding under our non-employee director restricted stock plan.  As disclosed on page 40 of the Proxy Statement, the restrictions lapse on the day before the first annual meeting of stockholders following the date of grant.  Accordingly, only one year’s grant of restricted stock is outstanding under our non-employee director restricted stock plan at any time.  Page 40 of the Proxy Statement also discloses that each non-employee director was granted 1,697 restricted shares on May 1, 2008, the date of our 2008 annual meeting of stockholders.  In future filings, we will combine these disclosures in the footnote to the Non-Employee Director Compensation table in the following format:

“As of December 31, 2008, there were 18,667 shares of restricted stock outstanding under our non-employee director restricted stock plan, which reflects the 1,697 restricted shares granted to each of our eleven non-employee directors on May 1, 2008 (the date of our 2008 annual meeting of stockholders).”

United States Securities and Exchange Commission

April 13, 2009

5.
Please include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:  Footnote 1 to the Non-Employee Director Compensation table on page 39 of the Proxy Statement discloses the assumptions made in the valuation of the stock awards granted to our directors as follows:

“Reflects compensation expense recognized for financial statement reporting purposes in 2008 in accordance with SFAS No. 123(R), disregarding any estimated forfeitures related to service-based vesting conditions as required by SEC regulations.  Amounts include a pro rata portion of the May 2007 and May 2008 restricted stock awards to our non-employee directors.  The grant date fair value of each 2007 award and 2008 award computed in accordance with SFAS No. 123(R) was $99,506 and $100,301, respectively, based on the mean of the high and low sales prices of our common stock on the grant date.”

In future filings, we will revise the disclosure in the following format to include a reference to the relevant footnote to the financial statements:

“Reflects compensation expense recognized for financial statement reporting purposes in 2008 in accordance with SFAS No. 123(R), disregarding any estimated forfeitures related to service-based vesting conditions as required by SEC regulations.  Amounts include a pro rata portion of the May 2007 and May 2008 restricted stock awards to our non-employee directors.  The grant date fair value of each 2007 award and 2008 award computed in accordance with SFAS No. 123(R) was $99,506 and $100,301, respectively, based on the mean of the high and low sales prices of our common stock on the grant date.  See also Note 11, Stock-Based Compensation, to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2008 filed with the SEC.”

In responding to the comments received from the Staff by letter dated March 31, 2009, Newfield acknowledges that:

•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 13, 2009

Please contact me at 281-847-6151 or Michelle S. Miller at 281-847-6069 with any questions or comments regarding this response letter.

Yours very truly,

/s/ John D. Marziotti

John D. Marziotti
General Counsel and Secretary

cc:           Terry W. Rathert
Brian L. Rickmers
Michelle S. Miller